Exhibit 21.1

SUBSIDIARIES OF PSI GROUP HOLDINGS LTD.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
PSI (BVI) Ltd.	British Virgin Islands	March 11, 2022	100%
BGG (BVI) Ltd.	British Virgin Islands	March 11, 2022	100%
Profit Sail Int’l Express (HK) Limited	Hong Kong SAR	May 27, 1993	99.2%
Business Great Global Supply Chain Limited	Hong Kong SAR	November 11, 2016	100%